SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ n° 02.558.158/0001-18
NIRE 26.3.0001109-3
Public Company

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

DATE, TIME AND PLACE OF THE MEETING: On the 28th (twenty-eighth) day of May of the 2004, at 9:30 a.m., the members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. (the “Company”), held a special meeting, at Alameda Santos, 1940, 15° andar, in the City of São Paulo, SP. PARTICIPANTS: the Chairman of the Board, Mario Cesar Pereira de Araújo, and the Directors, Messrs. Franco Bertone and Isaac Selim Sutton took part in the meeting. The presence of the members of the Company’s Audit Committee, Messers. JoséCarlos de Brito, Antônio Audelino, Celso Clemente Giacometti, and Antônio Barbosa Lemes Júnior was also registered. Also present was the Chief Financial and Investor Relations Officer, Mr. Walmir Urbano Kesseli. CHAIR: Mr. Mario Cesar Pereira de Araujo was elected Chairman of the Meeting and Mr. Fabiano Gallo was appointed Secretary. Having confirmed the presence of the lawful quorum and observed the regular formalities, the meeting agenda was read and the Board went on to the discussions. As the meeting initiated, a detailed presentation was made regarding the items of the agenda of the meeting, especially regarding the merger of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. into TELE CELULAR SUL PARTICIPAÇÕES S.A. As the presentation had finished and after all queries were answered, the meeting was suspended. At 10:00am of May 31, 2004, as agreed among the directors, the meeting re-opened, and the resolutions below were taken. RESOLUTIONS: (1) CONVENIENCE AND OPPORTUNITY OF THE MERGER OF TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. INTO TELE CELULAR SUL PARTICIPAÇÕES S.A. Initially, the Board Members discussed the convenience and opportunity of the merger transaction under discussion, deciding, unanimously, that it should be implemented. The authorization to convene the Special Shareholders Meeting of the Company that will decide about the merger will be made on the next meeting of the board of directors, to be convened, and that will decide about the final terms of the merger agreement. (2) DRAFT OF MERGER AGREEMENT AND MATERIAL FACT ANNOUNCEMENT: Having reviewed the draft merger agreement (“Merger Agreement”) of the Company into TELE CELULAR SUL PARTICIPAÇÕES S.A. and the material fact announcement, the Directors unanimously approved said draft Merger Agreement and the publication of the material fact announcement. Regarding the exchange ratio of the shares of the Company by shares of TELE CELULAR SUL PARTICIPAÇÕES S.A., the Director Isaac Selim Sutton did not vote. The suggested exchange ratio was approved by the remaining Directors. Such exchange ratio lies within the value range set forth in the economic appraisal report of the Company and TELE CELULAR SUL PARTICIPAÇÕES S.A., prepared by Banco ABN-AMRO Real S.A., which was contracted therefor, pursuant to section 3.2 of said Merger Agreement. ADJOURNMENT AND DRAFTING OF THE MINUTES: Having nothing further to discuss, the floor was offered to anyone wishing to take it. The discussions then ended and the meeting adjourned for the time necessary to draft these minutes in the proper book, which, when the meeting was resumed, were read, approved and signed by all the Directors in attendance.

São Paulo, May 31st, 2004.

Mario Cesar Pereira de Araujo	Franco Bertone
Chairman	Director

Isaac Selim Sutton
Director

Fabiano Gallo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: May 31, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer